ARIA INTERNATIONAL HOLDINGS, INC.
4821 49th Street North
Arlington, VA 22207

April 16, 2009

Jenn Do
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D. C. 20549 -7010

Re:          Aria International Holdings, Inc.
Form 8-K Item 4.01
Filed April 9, 2009
File # 333-149256

Dear Ms. Do:

Aria International Holdings, Inc. (the “Company”) is hereby filing a response to questions raised by the Staff of the Commission in its letter of comments dated April 15, 2009.  Set forth below is the Company’s responses to the Staff’s comments.

1.	Amend your filing to indicate whether the Board of Directors recommended or approved your change of accountants. Refer to Item 304(a)(1)(iii) of Regulation S-K.

Response:

In response to the Staff’s comment and in accordance with Item 304(a)(1)(iii) of Regulation S-K, the Company has amended its filing to indicate that the Board of Directors approved the change in accountants.

2.
You state that during the year ended December 31, 2007 and the period through January 3, 2006 (date of inception) to December 31, 2007 and through April 3, 2009, there were no reportable events as the term is described in Item 304(a)(1)(v) of Regulation S-K.  However, it appears that the fact that your previous auditors were not independent constitutes a reportable event in itself, in accordance with subparagraph (D) to the aforementioned Regulation S-K reference.  Please clarify this in your filing.

Response:

In Response to the Staff’s comment and in accordance with subparagraph (D) of Item 304(a)(1)(v) of Regulation S-K, the Company has amended its filing to clarify that the fact that its previous auditors were not independent is a reportable event as such term is defined in Item 304(a)(1)(v).

ARIA INTERNATIONAL HOLDINGS, INC.
4821 49th Street North
Arlington, VA 22207

3.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Response:

The Company has provided a copy of its revised Form 8-K to its former accounts and intends to file an amendment to its revised fling to include the updated Exhibit 16 letter upon receipt from the former accountants

In connection with responding to the above comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

ARIA INTERNATIONAL HOLDINGS, INC.
4821 49th Street North
Arlington, VA 22207

If you have any further questions or comments, please do not hesitate to contact the undersigned at (703) 232-1435 or our securities counsel, Sean F. Reid, Esq. of Sichenzia Ross Friedman Ference LLP at (646) 810-05956.

Very truly yours,

Michael A. Crosby
Chief Executive Officer